Exhibit 4.72

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE, dated as of July 28, 2008 (this “First Supplemental Indenture”), among XM Satellite Radio Inc., a Delaware corporation (the “Issuer”), XM Satellite Radio Holdings Inc. (“XM Holdings”), XM Equipment Leasing LLC as subsidiary guarantor, XM Radio Inc. as subsidiary guarantor (together with XM Equipment Leasing LLC, the “Subsidiary Guarantors”), and The Bank of New York Mellon, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Issuer, XM Holdings, the Subsidiary Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of May 1, 2006 (the “Indenture”), providing for the issuance of 9.75% Senior Notes due 2014 (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides that compliance with any provision of the Indenture may be waived with the consent of the Holders (as defined in the Indenture) of a majority in aggregate principal amount of the then outstanding Notes;

WHEREAS, the proposed merger of XM Holdings with Vernon Merger Corporation (“Merger Sub”), a wholly-owned subsidiary of Sirius Satellite Radio Inc. (“Sirius”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 19, 2007, as it may be amended, modified or extended (the “Merger Agreement”), among XM Holdings, Merger Sub and Sirius, or other business combination in which XM Holdings and Sirius become affiliated (the “Merger”) may trigger certain obligations of the Issuer pursuant to the Indenture;

WHEREAS, the Issuer, XM Holdings and certain beneficial owners of the Notes (the “Beneficial Noteholders”) have entered into a Waiver and Letter Agreement, dated as of July 14, 2008 (the “Waiver and Letter Agreement”), pursuant to which the Beneficial Noteholders, holding a majority in aggregate principal amount of the Notes, have duly agreed and consented that, to the extent the consummation of the Merger constitutes a “Change of Control” as defined under Section 1.01 of the Indenture, the requirements pursuant to Section 4.14 (Offer to Repurchase Upon Change of Control) of the Indenture that the Issuer repurchase the Notes or make an offer to the Holders of the Notes to repurchase the Notes and to give notice of such Change of Control or Offer to Repurchase Upon a Change of Control are waived in respect of such “Change of Control”; and

WHEREAS, the execution and delivery of this First Supplemental Indenture have been duly authorized by all necessary corporate or limited liability company, as the case may be, action on the part of the Issuer, XM Holdings and the Subsidiary Guarantors and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer, XM Holdings, the Subsidiary Guarantors and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I - WAIVER OF COMPLIANCE

Section 1.1. Waiver of the “Change of Control” Provision in the Indenture.

(a) To the extent that the consummation of the Merger constitutes a “Change of Control” as defined under Section 1.01 of the Indenture, the requirements pursuant to Section 4.14 (Offer to Repurchase Upon Change of Control) of the Indenture that the Issuer repurchase the Notes or make an offer to the Holders of the Notes to repurchase the Notes are waived in respect of such “Change of Control” (the “Waiver”).

(b) The Waiver shall become effective upon signing and shall cease to be effective as of August 31, 2008 unless the following events have occurred on or prior to that date:

(i) the consummation of the Merger;

(ii) the Issuer or XM Holdings having caused funds to be raised in the amount of at least $400,000,000 through the issuance of (A) a new series of senior notes (the “New Senior Notes”) or (B) other securities that will be equal or junior in right of payment to the new senior unsecured notes to be issued on substantially the terms set forth on Exhibit B to the Waiver and Letter Agreement (the “Exchange Notes”), to fund the cash portion of the consideration payable in the exchange offer to be made for the Notes held by the Beneficial Noteholders and other “qualified institutional buyers” (as defined in the Securities Act of 1933, as amended) (and at the Issuer’s option, the other Holders of the Notes) (the “Exchange Offer”);

(iii) the Issuer or XM Holdings having raised at least $500,000,000 through a contribution to the Issuer’s equity capital, the issuance and sale of convertible or exchangeable notes that will be junior in right of payment to the Exchange Notes or the issuance and sale of equity securities (it being understood that the financing conditions in subsection (ii) above and this subsection (iii) are independent of each other resulting in an aggregate condition of $900,000,000 of financing);

(iv) the Issuer or XM Holdings having funded or contributed the necessary funds into a segregated account to fund the mandatory offer to repurchase all Senior Floating Rate Notes due 2013 of the Issuer (the “Floating Rate Notes”) triggered by the Merger;

(v) the Issuer or XM Holdings having funded or contributed the necessary funds into a segregated account to fund the mandatory offer to repurchase transponders of the XM-4 satellite, triggered by the Merger under the sale and leaseback transaction pursuant to (A) the Participation Agreement, dated as of February 13, 2007, by and among XM Holdings, Wells Fargo Bank Northwest in its capacity as Owner Trustee and other parties, (B) the lease agreement, dated as of February 13, 2007, by and between Wells Fargo Bank Northwest, as Owner Trustee, and the Issuer and (C) the other related documents (the “Sale-Leaseback Transaction”);

(vi) the Issuer or XM Holdings having repaid all borrowings under Section 13 and related “credit facility” portions of the Third Amended and Restated Distribution and Credit Agreement, dated as of February 6, 2008, by and among General Motors Corporation, XM Holdings and the Issuer;

(vii) with respect to XM Holdings’ 1.75% Convertible Senior Notes due 2009 (the “Convertible Senior Notes”), XM Holdings having obtained the consent of holders of at least 98% of the aggregate principal amount of such Convertible Senior Notes to waive a change of control offer, if any, triggered by the Merger with the interest rate on such Convertible Senior Notes to be increased to 10% subject to the Merger being completed; and

(viii) the absence of any occurrence of an event that, with notice or lapse of time or both, would constitute a default, in the due performance or observance of any term, covenant or condition contained in the indenture governing the Exchange Notes.

ARTICLE II - MISCELLANEOUS

Section 2.1. Effect of Supplemental Indenture. From and after the effective date of this First Supplemental Indenture, the Indenture and the Notes shall be supplemented in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

Section 2.2. Indenture Remains in Full Force and Effect. Except as supplemented by this First Supplemental Indenture, all provisions in the Indenture and the Notes shall remain in full force and effect.

Section 2.3. References to Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this First Supplemental Indenture may refer to the Indenture without making specific reference to this First Supplemental Indenture, but nevertheless all such references shall include this First Supplemental Indenture unless the context requires otherwise.

Section 2.4. Conflict with Trust Indenture Act (“TIA”). If any provision of this First Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this First Supplemental Indenture, the provision of the TIA shall control. If any provision of this First Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this First Supplemental Indenture, as the case may be.

Section 2.5. Severability. If any court of competent jurisdiction shall determine that any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.6. Terms Defined in the Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

Section 2.7. Headings. The Article and Section headings of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this First Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.8. Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Indenture, this First Supplemental Indenture or the Notes.

Section 2.9. Successors. All agreements of the Issuer and XM Holdings in this First Supplemental Indenture shall bind their respective successors. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

Section 2.10. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Issuer and XM Holdings and the Trustee assumes no responsibility for their correctness.

Section 2.11. Certain Duties and Responsibilities of the Trustee. In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.12. Governing Law. This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 2.13. Counterpart Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 2.14. Effectiveness. This First Supplemental Indenture shall become effective upon execution hereof by the parties listed on the signature pages hereto.

Section 2.15. Confirmation. Each of the Issuer, XM Holdings, the Subsidiary Guarantors and the Trustee hereby confirms and reaffirms the Indenture in every particular except as amended and supplemented by this First Supplemental Indenture.

Section 2.16. Notation on Notes. Pursuant to Section 9.05 of the Indenture, new Notes reflecting the amendments to the Indenture made hereby shall not be issued; however, corresponding changes to the Notes to reflect the amendments made hereby shall be deemed to be made to the Notes as of the date of this First Supplemental Indenture. The Trustee may, but shall not be required to, place an appropriate notation as to this First Supplemental Indenture on any Note hereafter authenticated in accordance with Section 9.05 of the Indenture.

Section 2.17. Entire Agreement. This First Supplemental Indenture, together with the Indenture as amended hereby and the Notes, contains the entire agreement of the parties, and supersedes all other representations, warranties, agreements and understandings between the parties, oral or otherwise, with respect to the matters contained herein and therein.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

XM SATELLITE RADIO INC.

		By:	/s/ Joseph J. Euteneur
		Name:	Joseph J. Euteneur
		Title:	Executive Vice President and
Chief Financial Officer

XM SATELLITE RADIO HOLDINGS INC.

		By:	/s/ Joseph J. Euteneur
		Name:	Joseph J. Euteneur
		Title:	Executive Vice President and
Chief Financial Officer

XM EQUIPMENT LEASING LLC

		By:	/s/ Joseph J. Euteneur
		Name:	Joseph J. Euteneur
		Title:	Executive Vice President and
Chief Financial Officer

XM RADIO INC.

		By:	/s/ Joseph J. Euteneur
		Name:	Joseph J. Euteneur
		Title:	Executive Vice President and
Chief Financial Officer

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Remo J. Reale
Name:	Remo J. Reale
Title:	Vice President

[XM Satellite Radio Inc. supplemental indenture]